UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT UNDER SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005.
☐	TRANSITIONAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF 1934

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES ACT OF 1934.

For transition period from

Commission File Number:   1-12431

A.    Full title of plan and the address of the plan, if different from that of the issuer named below:

UNITY BANK EMPLOYEES SAVINGS
AND PROFIT SHARING PLAN AND TRUST

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITY BANCORP INC.
64 OLD HIGHWAY 22 CLINTON, NJ 08809

UNITY BANK
Employees Savings and Profit Sharing Plan and Trust

REQUIRED INFORMATION

Page
Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits December 31, 2005 and December 31, 2004	2

Statements of Changes in Net Assets Available for Benefits- Years ended December 31, 2005 and December 31, 2004	3

Notes to Financial Statements	4

Schedule H, Line 4(i) - Schedule of Assets Held at End of Year December 31, 2005	7

Signature of Plan Administrator	8

Exhibits

23 Consent of KPMG LLP

UNITY BANK
Employees Savings and Profit Sharing Plan and Trust
Index

Report of Independent Registered
Public Accounting Firm

The Board of Trustees
Unity Bank Employees Savings and Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Unity Bank Employees Savings and Profit Sharing Plan and Trust (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Unity Bank Employees Savings and Profit Sharing Plan and Trust as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the 2005 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.

KPMG LLP

/s/ KPMG LLP

June 22, 2006

Short Hills, New Jersey

UNITY BANK
Employees Savings and Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Investment funds (note 6)	$2,624,269	$2,140,216
Participant loans receivable (note 3)	$101,368	$54,502
Net assets available for benefits	$2,725,637	$2,194,718

See accompanying notes to financial statements.

UNITY BANK
Employees Savings and Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets:
Contributions (note 2)
Employee contributions	$318,963	$292,584
Employer contributions net of forfeitures	$114,367	$71,590
Total contributions	$433,330	$364,174

Investment Income
Net appreciation in fair value of investments (note 6)	$204,351	$228,898
Interest and dividends	$21,722	$14,654
Net Investment income	$226,073	$243,552
Total additions	$659,403	$607,726

Deduction from net assets:
Benefits to participants (note 2)	$(114,127)	$(156,503)
Expenses	$(14,357)	$(11,625)
Total deductions	$(128,484)	$(168,128)

Net increase in net assets available for benefits	$530,919	$439,598

Net Assets available for benefits:
Beginning of year	$2,194,718	$1,755,120
End of Year	$2,725,637	$2,194,718

See accompanying notes to financial statements.

Unity Bank
Employees Savings and Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

(1)                                  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Unity Bank Employees Savings and Profit Sharing Plan and Trust (the Plan) for employees of Unity Bank (the Bank) have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets.

Administrative Expenses

Administrative expenses are paid by the Bank.

Investment Valuation and Income Recognition

The investments of the Plan are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The stock of Unity Bancorp, Inc. (“UNTY”), the parent corporation of the Bank, is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The assets of the Plan are primarily financial instruments, which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan’s performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual funds’ objectives, stock market performance, interest rates, economic conditions, and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Related-Party Transactions

Certain Plan investments are managed by The Bank of New York (BNY). BNY is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

Unity Bank
Employees Savings and Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

(2)           Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a participant-directed, Federal income tax deferred defined contribution plan that was initiated in August of 2003 and is administered by the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Investment Options

The participant contributions and Employer matching contributions may be allocated to various investment funds, and/or the Unity Bank Stock Fund at the discretion of the participant, provided that all directed allocations be in whole percentages.

Benefits and Contributions

Eligible participants, as defined, include employees of the Bank who have attained the age of 21, are not resident aliens or collectively bargained employees. Eligible participants can begin making contributions after six months of employment. Participants are eligible to receive employer matching and discretionary contributions when they have completed six months of service, as defined. Benefits are determined based on accumulated participants’ and employer’s contributions and related investment earnings or losses on those contributions. The participant can contribute up to 75% of base compensation, as defined, subject to legal limitations. The employer’s contributions are equal to 100% of the participants’ contributions, up to 3% of base compensation and 50% of the participant’s contributions for the next 2% of base compensation, as defined. The Bank may also make discretionary contributions. Each year the Bank’s board of directors will determine if a discretionary contribution will be made to the Plan. Each participant’s share of this contribution is based on the relationship his or her compensation bears to the total compensation of employees participating in the Plan. At the plan administrator’s discretion, employees are entitled to contribute rollovers from other qualified plans. Any forfeited amounts reduce the employer’s contributions to the Plan. At December 31, 2005, forfeited non-vested accounts amounted to $2,319. For the year ended December 31, 2005, $20,052 in forfeited non-vested accounts reduced the employer’s contributions to the Plan.

Vesting

All participants are fully vested in their voluntary contributions and related investment earnings or losses. Participants are 100% vested in any employer matching contributions after completing six years of service.

Funding

Employee contributions are funded through biweekly payroll deductions, and employer matching is funded each pay period.

Unity Bank
Employees Savings and Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

Payment of Benefits

Upon normal retirement at age 65 or termination of employment, a participant may elect to receive a lump-sum amount equal to his or her vested account balance at termination date, various annuity options, or, by agreement with the plan administrator, a lump-sum payment at any date prior to the April 1 following the taxable year he or she attains, or would have attained, age 59-1/2. The benefit to which a participant is entitled is the benefit which can be provided from the participant’s vested account balance.

3)             Loan Policy

Employees participating in the Plan are eligible to receive loans from the Plan. Loans that are granted to the participant are subject to the following conditions:

The minimum amount of any loan shall have a minimum term of 12 months. The maximum loan amount is determined under federal tax and pension laws. Borrowings are from the vested portion of accounts in any amount between $1,000 and $50,000, reduced by the highest outstanding loan balance within the prior 12 months.

The interest rates on loans are at reasonable rates of interest based on interest rates that institutions in the business of making loans would charge under similar circumstances.

(4)           Plan Termination

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will fully vest and receive the value of their accounts as a lump-sum distribution.

(5)           Federal Income Taxes

The Plan has adopted a volume submitter plan in August 2003, intended to meet the form requirements of Internal Revenue Code Section 401(a). The employer has not applied for a determination letter. Plan management believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)                                  For the years ended December 31, 2005 and 2004, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Mutual Funds	$91,719	$112,490
Common Stock	$112,632	$116,408
Total	$204,351	$228,898

Unity Bank
Employees Savings and Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

The following table represents the fair value of individual investments which exceed 5% of the Plan’s net assets as of December 31, 2005 and 2004

	2005	2004
SSA-Equity Index/S&P 500	$277,829
Pentegra Stable Value Fund	$152,484
SSA-Midcap 400	$261,776
SSA-Moderate Strategic Balanced	$188,152
SSA-S&P 500 Growth	$182,611
Unity Bancorp, Inc. Stock Fund	$920,392	$846,114
Equity Index Fund F		$238,649
Midcapitalization Equity Index Fund		$197,208
Money Market Fund		$151,140
Equity Growth Fund		$140,238
Equity Value Fund		$112,384

                                                                                                                                   Schedule 1

Unity Bank
Employees Savings and Profit Sharing Plan and Trust
Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year)
December 31, 2005

	Number of Shares	Current Value
Unity Bancorp, Inc. Stock Fund*	65,742	$920,392
Pentegra Stable Value Fund	15,138	$152,484
SSA-Aggressive Strategic Balanced	4,449	$47,761
SSA-Conserative Strategic Balanced	3,307	$45,277
SSA-EAFE Index Fund	3,134	$52,581
SSA-Government Money Market	134,036	$134,036
SSA-Passive Long Treasury Fund	8,500	$88,405
SSA-Equity Index/S&P 500	1,197	$277,829
SSA-MidCap 400	10,258	$261,776
SSA-NASDAQ 100 Index Fund	107	$1,083
SSA-Russell 2000	5,363	$116,286
SSA-S&P 500/Growth	17,835	$182,611
SSA-S&P 500/Value	12,162	$125,050
SSA-US Real Estate Investment Fund	314	$7,554
SSA- Moderate Strategic Balanced	15,363	$188,152
Loans to Participants (Range of interest rates charged 6.25% to 8.25%)*	101,368	$101,368
Collective Short Term Investment Funds	22,992	$22,992

*   A party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE OF PLAN ADMINISTRATOR

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Unity Bank
Dated: June 28, 2006

By:

Alan Bedner

/s/ ALAN BEDNER
Alan Bedner
Plan Administrator
EVP and CFO